CUSIP No. 598039105	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

MidSouth Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

598039105
(CUSIP Number)

Sy Jacobs
c/o Jacobs Asset Management, LLC
11 East 26th Street, Suite 1900
New York, New York 10010
United States of America
 (212) 271-5526
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

September 21, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 598039105	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Sy Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 598039105	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Jacobs Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 598039105	Page 4 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 2 to the Schedule 13D amends the initial Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on August 16, 2018 (the “Initial Filing”), as amended and supplemented by Amendment No. 1 to the Initial Filing filed with the SEC on October 31, 2018 (the Initial Filing, Amendment No. 1 and Amendment No. 2 are collectively referred to herein as the “Schedule 13D”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Filing.
The Schedule 13D relates to the common stock, par value $0.10 per share (the “Common Stock”), of MidSouth Bancorp, Inc. (the “Issuer”), a Louisiana corporation, which ceased to exist and is survived by Hancock Whitney Corporation as a result of the merger referenced below.  As a result of the merger, the Reporting Persons no longer beneficially own more than 5% of the Common Stock.  So, upon the filing of this amendment, the Reporting Persons will cease to be reporting persons with regard to the Common Stock.
Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 21, 2019, pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of April 30, 2019, by and between Hancock Whitney Corporation (“Hancock Whitney”) and the Issuer, the Issuer merged with and into Hancock Whitney, with Hancock Whitney continuing as the surviving corporation (the “Merger”).  As a result of the Merger, each share of Common Stock that was held by the Reporting Persons was converted into the right to receive without interest, 0.2952 shares of the common stock, par value $3.33 per share, of Hancock Whitney.  So, as of September 21, 2019, the Reporting Persons ceased to beneficially own any Common Stock of the Issuer, and the Observer Rights Agreement between Jacobs Asset Management, LLC and the Issuer was automatically terminated in accordance with its terms.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) and (e) of the Schedule 13D are hereby amended and restated to read as follows:

(a) As a result of the transactions described in Item 4 of this Amendment No. 2, as of September 21, 2019, none of the Reporting Persons beneficially own any Common Stock of the Issuer.

(b) As a result of the transactions described in Item 4 of this Amendment No. 2, as of September 21, 2019, none of the Reporting Persons have any voting or dispositive power over any shares of Common Stock of the Issuer.

(c) The Reporting Persons did not effect any transactions with respect to the Common Stock of the Issuer during the past sixty (60) days.

(e) As of September 21, 2019, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock of the Issuer.

CUSIP No. 598039105	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 8, 2019

/s/ Sy Jacobs Sy Jacobs
JACOBS ASSET MANAGEMENT, LLC By: /s/ Sy Jacobs Sy Jacobs Managing Member